SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 21, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP HAS DELAYED IN FILING ITS ANNUAL REPORT ON FORM 20-F
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

São Paulo, July 1, 2009 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it will not be able to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2008.

Since the end of first quarter of 2008, the Registrant and the State of São Paulo (the "State"), the major shareholder of the Registrant, have been in discussions to settle the outstanding debt owed by the State to the Registrant in respect of supplemental retirement and pension benefits (the "Benefits") that the Registrant paid from March 1986 up to December 2008 on behalf of the State to the former employees of the State-owned companies which merged to form the Registrant.

On November 17, 2008, the Registrant and the State entered into an agreement to settle the outstanding debt relating to the Benefits. Pursuant to the agreement, the State acknowledges a portion of the outstanding debt, in the amount of R$915.3 million as of December 31, 2008, which the State will pay the Registrant through (i) the transfer of certain reservoirs to the Registrant, with an aggregate value of R$696.3 million, and (ii) 114 successive monthly installments, in the aggregate amount of R$219.0 million, as adjusted by inflation, plus annual interest accruing at the rate of 6%, beginning in November 2008.

Despite the agreement, a portion of the outstanding debt owed by the State to the Registrant remains unsettled, totaling R$409.1 million (this amount does not include certain applicable adjustments) as of December 31, 2008 (the “Unsettled Amount”), because of divergent interpretations between the Registrant and the Public Attorney’s Office of the State of São Paulo (the "Public Attorney’s Office") relating to the calculation and eligibility criteria applicable to the Benefits. The State will not be able to finalize the discussions with the Registrant and enter into an agreement regarding the Unsettled Amount until the Public Attorney’s Office issues a final interpretation of the calculation and eligibility criteria applicable to the Benefits.

Based on opinions of external legal and accounting advisors, management believes that the Unsettled Amount is due to the Registrant by the State. Accordingly, the Registrant has not made any provisions for losses relating to the Unsettled Amount in the statement of income for the fiscal year ended December 31, 2008 in its primary financial statements under Brazilian GAAP. The Registrant's independent auditors disagreed with management and issued a qualified report for the fiscal year ended December 31, 2008. The Registrant filed the financial statements for the fiscal year ended December 31, 2008, containing the Registrant’s independent auditors’ qualified report, with the Brazilian Securities Commission (Comissão de Valores Mobiliários) on March 27, 2009 and also furnished them to the Securities and Exchange Commission under a report on Form 6-K on May 29, 2009. The disagreement between the Registrant´s independent auditors and management does not affect the reconciliation of the financial statements prepared under Brazilian GAAP to U.S. GAAP, since under U.S. GAAP the Registrant has already made provisions for losses relating to the Unsettled Amount in the statement of income for the fiscal year ended December 31, 2008.

Once the Public Attorney’s Office issues a final interpretation of the calculation and eligibility criteria applicable to the Benefits and the Registrant is able to finalize the discussions with the State and reach an agreement regarding the Unsettled Amount, the Registrant expects that its Registrant's independent auditors will have new facts to review the qualification in their report for the fiscal year ended December 31, 2008. However, the Registrant cannot assure that based on the new facts the Registrant's independent auditors will be able to issue a report without the qualification for the fiscal year ended December 31, 2008.

The Public Attorney’s Office has recently informed the Registrant that it expects to issue a final interpretation of the calculation and eligibility criteria applicable to the Benefits by the end of July 2009. The Registrant believes that, after it is able to finalize the discussions with the State and reach an agreement regarding the Unsettled Amount, the Registrant will need additional work and time to restate its financial statements for the fiscal year ended December 31, 2008 accordingly.

In light of the above, the Registrant is unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2008. In addition, at this stage, the Registrant is not in a position to determine when it will be able to file its 2008 annual report on Form 20-F for the fiscal year ended December 31, 2008.

Significant change to Registrant’s net income

The Registrant anticipates that there may be a significant change in the Registrant's result of operations for the fiscal year ended December 31, 2008 if the State does not acknowledge that it owes to the Registrant the Unsettled Amount or a portion thereof. In this case, the Registrant may make provisions for losses accordingly in the statement of income for the fiscal year ended December 31, 2008 in its primary financial statements under Brazilian GAAP, which may cause a significant change in the Registrant's net income for the fiscal year ended December 31, 2008.

The State will not be able to enter into an agreement with the Registrant regarding the Unsettled Amount until the Public Attorney’s Office issues a final interpretation of the calculation and eligibility criteria applicable to the Benefits. Thus, at this stage, the Registrant does not know if it will reach an agreement with the State regarding the Unsettled Amount or a portion thereof and, as a result, if any provision for losses will be made accordingly. Therefore, the Registrant is not in a position to make a reasonable estimate of the significant change in the Registrant’s net income, if any. The Public Attorney's Office has recently informed the Registrant that it expects to issue a final interpretation of the calculation and eligibility criteria applicable to the Benefits by the end of July 2009.

Sincerely,

Capital Markets and Investor Relations

For further information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 21, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.